Contact

77 Glen Oaks Drive
Blue Eye, MO 65611
417-234-6264 (Mobile)

www.linkedin.com/in/
jackperkinsbransonmo (LinkedIn)

Top Skills

Leadership Development
Discipleship Training
Coaching & Mentoring

Jack Perkins

Building Real-World Disciples | Founder @ Shield & Buckler | Advisor to Pastors & Christian Business Owners. shieldbuckler.com
Blue Eye, Missouri, United States

Summary

We live in a world that often leaves men without a map. At Shield & Buckler, we provide the compass.

As the Founder of America’s premier discipleship community, my mission is to train real-world men to serve God, their families, and their communities with unwavering strength and integrity. We don’t just offer resources; we offer a path toward "the full measure of the stature and fullness of Christ." (Eph 4:11-13).

From teenagers to seasoned veterans in their 90s, I work with men at every stage of their walk. Whether we are meeting online or at our live training events, the goal is the same: to move from "knowing about" faith to "living out" a legacy of leadership.
How I partner with leaders:

For Pastors: I provide the strategic support and framework needed to build a thriving men's ministry and fortify your leadership team.
For Business Owners: I advise on how to cultivate a robust Christian culture within your organization—turning values into a competitive advantage.
For Creatives & Speakers: I help Christian voices expand their influence and sharpen their message for a global audience.
Let’s build something that lasts. I am always looking to connect with ministries, businesses, and organizations dedicated to serving Christian men.
Connect with me here on LinkedIn, or reach out directly via call or text: 417-234-6264.

Experience

Shield & Buckler, llc
Co-Founder & President
September 2022 - Present (4 years 1 month)

SW Missouri, USA

Shield and Buckler is the premier men's discipleship community in the USA. It offers an online discipleship training platform which includes daily training, support and teaching by a variety of experts on topics of interest to Christian men of all ages and backgrounds, We also offer in-person events at our home base in the Missouri Ozarks and at locations around the US. shieldbuckler.com

Solar Solutions of Missouri

4 months

Independent Sales Representative

October 2017 - January 2018 (4 months)

Southwest Missouri

Independent Sales Representative

October 2017 - January 2018 (4 months)

Southwest Missouri

Holland

Outbound Operations Supervisor

December 2014 - December 2016 (2 years 1 month)

Strafford, MO

Outbound Shift Supervisor

Manage the daily Outbound Operations of our terminal (13 City Drivers and12 Line Haul Drivers).

• Review Man Power Plan and adjust as needed to reduce cost while maintaining efficiency and productivity.

• Build an Outbound Plan based on freight already scheduled and past trends and adjust accordingly as customers call in freight pick up requests. To schedule the proper number of out bound trailers.

• Dispatch City drivers to customer locations to pick up freight.

• Oversee dock operations; unloading City trailers, segregating freight and reloading to Line Haul trailers. Ensuring that all freight is being sent to its proper destination and that productivity goals are being met.

• Maintaining and reporting on compliance with USDOT, OSHA and Hazardous Material regulations and company policies.

• Assist customers with scheduling freight pick-ups and deliveries, tracking shipments, providing rate quotes and resolving problems.

Pinnacle Group LLC

Commercial Leasing Manager
August 2014 - December 2014 (5 months)

Pinnacle Group,LLC is a commercial loan and a commercial lease broker. We handle loans and leasing for all types of commercial needs including real estate purchase or refinance loans, working capital loans, inventory loans,and leasing for everything from office equipment to heavy machinery.

Kraft Foods Group
Fleet Lead Services coordinator
2003 - 2014 (11 years)

Responsible for day-to-day local and over the road operations of Springfield Terminal, 45 drivers and 3 third party vendor mechanics. Monitors and maintains compliance with USDOT regulations, Kraft Safety Policies and environmental issues including drug testing, safety training and vehicle inspection reporting. Schedules local drivers and equipment for multiple locations in Springfield. Screens, interviews and road tests new drivers. Partners with management and drivers to resolve other compliance and operations issues.

Reckitt Benckiser/French's
Planner
August 1999 - October 2002 (3 years 3 months)

Managed new component transition for a complete package change on 18 items covering a major product line. Working with multiple vendors, the project was completed on time and 21% below budget by minimizing obsolescence. Actively participated in the development of a uniform daily scheduling format that improved communications and streamlined direction of daily operations. Continued to reduce finished good and component inventories by working with vendors and customer, and implementing more ‘Just In Time’ strategies. Tracking, planning and ordering components for the food packaging plant. Regular replenishment of our food products to Logistics Centers in the United States and Canada. Arranging truck and rail transportation.

Texaco Trading & Transportation
Regional Accouting Supervisor
September 1987 - February 1995 (7 years 6 months)
Bakersfield, California

Streamlined much of the department with the addition of automated spreadsheet and database applications, eliminated duplication of work and

improved fiscal tracking and control. Consequently, we were able to provide higher quality information to other departments.
Prepared and presented short range budgets, and long range strategic plans.
Tracked, researched and explained revenue, expense and capital variances.
Also reconciled oil inventory imbalances (for TTTI Western Region, Gaviota Terminal Co. and Texaco California Pipelines Inc.).
Supervised accounting department: accounts payable, crude oil (revenue) and capital accounting.

Education

California State University, Fresno

Bachelor of Science (B.S.), Agricultural Business and Management · (1979 - 1981)

Antelope Valley College

Associate of Arts (A.A.), General Education · (1977 - 1979)